ADITYA BIRLA GROUP

January 31, 2009

SUPPL

BY AIR MAIL (REGD.)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

[redacted]

09045464

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 31st December, 2008, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Yours faithfully,

Ashok Malu
Company Secretary

encl : as above

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 31st DECEMBER 2008

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months ended 31st December 2008	Three Months ended 31st December 2007	Nine Months ended 31st December 2008	Nine Months ended 31st December 2007	Year ended 31st March 2008 (Audited)
Net Sales / Income from Operations	4,587.86	4,317.18	13,443.36	12,272.79	16,973.74
Other Operating Income	43.77	33.31	134.96	103.66	167.56
Total Operating Income	4,631.63	4,350.49	13,578.32	12,376.45	17,141.30
Expenditure :					
- Decrease / (Increase) in Stock	(86.07)	(97.70)	(245.90)	(132.52)	(174.28)
- Raw Material Consumed	981.18	947.75	3,062.90	2,637.37	3,703.27
- Purchases of Finished Goods	33.03	22.92	90.24	56.01	74.30
- Payment to & Provision for Employees	266.23	212.63	722.39	596.21	845.36
- Power & Fuel	1,094.05	746.85	2,832.95	2,046.21	2,907.37
- Freight , Handling & Other Expenses	597.63	506.53	1,707.11	1,492.76	2,088.94
- Depreciation	230.17	166.20	640.62	487.95	670.31
- Other Expenditure	742.99	617.29	2,162.33	1,800.68	2,569.62
Total Expenditure	3,859.21	3,122.47	10,972.64	8,984.67	12,684.89
Profit from Operations before Other Income, Interest & Exceptional Items	772.42	1,228.02	2,605.68	3,391.78	4,456.41
Other Income	71.06	76.15	207.44	227.79	295.32
Profit Before Interest & Exceptional Items	843.48	1,304.17	2,813.12	3,619.57	4,751.73
Interest	94.92	50.99	237.58	161.83	222.09
Profit after Interest but before Exceptional Items	748.56	1,253.18	2,575.54	3,457.74	4,529.64
Writeback of provision for diminution in value of investments					45.68
Profit from Ordinary Activities before Tax	748.56	1,253.18	2,575.54	3,457.74	4,575.32
Provision for Current Tax	(99.30)	(356.95)	(393.35)	(995.50)	(1,472.76)
Provision for Deferred Tax	(83.96)	(42.46)	(262.53)	(104.14)	6.97
Net Profit from Ordinary Activities after Tax	565.30	853.77	1,919.66	2,358.10	3,109.53
Extra Ordianry Items :					
Profit on Sale of Shares of Subsidiary company					236.68
Net Profit for the period	565.30	853.77	1,919.66	2,358.10	3,346.21
Less : Minority Share	106.04	131.02	302.69	345.16	456.53
Add : Share in Profit / (Loss) of Associates	0.29	(1.76)	0.90	(2.27)	1.76
Net Profit (After Minority Share)	459.55	720.99	1,617.87	2,010.67	2,891.44
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					9,013.03
Basic EPS for the period before Extra Ordinary Items (Rupees)	50.12	78.63	176.45	219.29	289.54
Diluted EPS for the period before Extra Ordinary Items(Rupees)	50.12	78.62	176.45	219.28	289.44
Basic EPS for the period after Extra Ordinary Items(Rupees)	50.12	78.63	176.45	219.29	315.35
Diluted EPS for the period after Extra Ordinary Items (Rupees)	50.12	78.62	176.45	219.28	315.25

II. STANDALONE RESULTS :

Rs. in Crores

	Three Months ended 31st December 2008	Three Months ended 31st December 2007	Nine Months ended 31st December 2008	Nine Months ended 31st December 2007	Year ended 31st March 2008 (Audited)
Net Sales / Income from Operations	2,653.57	2,593.10	7,917.02	7,488.25	10,215.05
Other Operating Income	36.48	22.28	91.82	73.11	110.10
Total Operating Income	2,690.05	2,615.38	8,008.84	7,561.36	10,325.15
Expenditure :					
- Decrease / (Increase) in Stock	0.86	(44.28)	(108.96)	(57.58)	(130.22)
- Raw Material Consumed	743.22	704.60	2,335.42	2,002.08	2,828.25
- Purchases of Finished Goods	16.25	21.62	45.64	79.43	97.40
- Payment to & Provision for Employees	166.37	131.22	454.55	390.30	550.07
- Power & Fuel	540.66	368.86	1,447.13	1,041.48	1,476.51
- Freight, Handling & Other Expenses	316.13	254.61	896.92	756.17	1,047.88
- Depreciation	119.77	86.50	331.63	259.03	353.27
- Other Expenditure	370.54	315.58	1,029.75	876.49	1,298.51
Total Expenditure	2,273.80	1,838.71	6,432.08	5,347.40	7,521.67
Profit from Operations before Other Income, Interest & Exceptional Items	416.25	776.67	1,576.76	2,213.96	2,803.48
Other Income	44.07	57.32	184.76	170.44	267.74
Profit Before Interest & Exceptional Items	460.32	833.99	1,761.52	2,384.40	3,071.22
Interest	44.39	23.41	103.67	79.84	107.00
Profit after Interest but before Exceptional Items	415.93	810.58	1,657.85	2,304.56	2,964.22
Write back of provision for diminution in value of Investment					45.68
Profit from Ordinary Activities before Tax	415.93	810.58	1,657.85	2,304.56	3,009.90
Provision for Current Tax	(41.01)	(235.55)	(245.94)	(664.98)	(952.71)
Provision for Deferred Tax	(45.36)	(26.00)	(148.66)	(79.11)	(9.62)
Net Profit from Ordinary Activities after Tax	329.56	549.03	1,263.25	1,560.47	2,047.57
Extra Ordinary Items:					
Profit on transfer of Textile units at Bhiwani		4.76		4.76	4.76
Profit on Sale of Shares of a Subsidiary Company					180.27
Net Profit for the period	329.56	553.79	1,263.25	1,565.23	2,232.60
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					8,040.52
Basic EPS for the period before Extra Ordinary Items (Rupees)	35.94	59.88	137.77	170.19	223.31
Diluted EPS for the period before Extra Ordianry Items (Rupees)	35.94	59.87	137.77	170.18	223.24
Basic EPS for the period after Extra Ordinary Items (Rupees)	35.94	60.40	137.77	170.71	243.49
Diluted EPS for the period after Extra Ordianry Items (Rupees)	35.94	60.39	137.77	170.70	243.42
Total Public Shareholding*					
- Number of Shares (000's)			58,187	58,177	57,966
- Percentage of Shareholding			63.47%	63.46%	63.23%

*Total public shareholding as defined under Clause 40 A of the listing agreement(excludes shares held by Promoters and Global Depository Receipt holders)

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months ended 31st December 2008	Three Months ended 31st December 2007	Nine Months ended 31st December 2008	Nine Months ended 31st December 2007	Year ended 31st March 2008 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	653.79	900.81	2,271.48	2,618.97	3,456.41
b Cement	3,374.07	2,971.31	9,535.39	8,398.02	11,792.28
c Sponge Iron	297.81	244.33	850.31	674.94	950.70
d Chemicals	127.70	110.44	399.64	316.42	417.62
e Textiles	78.17	71.60	246.92	217.78	294.88
f Others	150.76	110.97	430.60	308.64	437.76
TOTAL	4,682.30	4,409.46	13,734.34	12,534.77	17,349.65
(Less) : Inter Segment Revenue	(50.67)	(58.97)	(156.02)	(158.32)	(208.35)
Total Operating Income	**4,631.63**	**4,350.49**	**13,578.32**	**12,376.45**	**17,141.30**
2. SEGMENT RESULTS					
a Fibre & Pulp	24.86	313.92	318.16	838.98	1,011.53
b Cement	700.33	856.58	2,086.63	2,418.83	3,304.05
c Sponge Iron	38.04	40.18	127.13	87.95	125.55
d Chemicals	26.50	38.98	105.88	95.60	114.01
e Textiles	1.33	0.01	4.14	(2.17)	(2.88)
f Others	25.87	24.47	82.89	73.54	103.79
TOTAL	816.93	1,274.14	2,724.83	3,512.73	4,656.05
Add / (Less) :					
Interest	**(94.92)**	**(50.99)**	**(237.58)**	**(161.83)**	**(222.09)**
Net Unallocable Income / (Expenditure)	26.55	30.03	88.29	106.84	95.68
Write back of provision for diminution in value of Investment					45.68
Profit before Extra Ordinary Items and Tax Expenses	**748.56**	**1,253.18**	**2,575.54**	**3,457.74**	**4,575.32**
3. CAPITAL EMPLOYED					
a Fibre & Pulp			2,464.91	1,789.55	2,108.11
b Cement			14,944.37	11,383.12	12,462.75
c Sponge Iron			593.07	432.45	458.84
d Chemicals			342.77	304.84	332.14
e Textiles			176.29	164.56	172.81
f Others			1,367.73	572.45	674.06
TOTAL			19,889.14	14,646.97	16,208.71
g Unallocated Corporate Capital Employed			1,061.10	1,098.87	945.71
TOTAL CAPITAL EMPLOYED			**20,950.24**	**15,745.84**	**17,154.42**

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

	Three Months ended 31st December 2008	Three Months ended 31st December 2007	Nine Months ended 31st December 2008	Nine Months ended 31st December 2007	Year ended 31st March 2008 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	563.91	794.71	1,899.43	2,292.26	3,010.66
b Cement	1,724.93	1,497.74	4,943.60	4,261.68	5,956.21
c Sponge Iron	297.81	244.33	850.31	674.94	950.70
d Chemicals	127.70	110.44	399.64	316.42	417.62
e Textiles	14.03	12.92	45.95	159.10	173.25
TOTAL	2,728.38	2,660.14	8,138.93	7,704.40	10,508.44
(Less) : Inter Segment Revenue	(38.33)	(44.76)	(130.09)	(143.04)	(183.29)
Total Operating Income	**2,690.05**	**2,615.38**	**8,008.84**	**7,561.36**	**10,325.15**
2. SEGMENT RESULTS					
a Fibre & Pulp	37.36	312.52	328.71	843.40	1,012.02
b Cement	331.27	410.96	1,073.07	1,250.40	1,677.64
c Sponge Iron	38.04	40.18	127.13	87.95	125.55
d Chemicals	26.50	38.98	105.88	95.60	114.01
e Textiles	(0.37)	0.44	0.48	(1.74)	(0.72)
TOTAL	432.80	803.08	1,635.27	2,275.61	2,928.50
Add / (Less) :					
Interest	**(44.39)**	**(23.41)**	**(103.67)**	**(79.84)**	**(107.00)**
Net Unallocable Income / (Expenditure)	27.52	30.91	126.25	108.79	142.72
Write back of provision for diminution in value of Investment					45.68
Profit before Extra Ordinary Items and Tax Expenses	**415.93**	**810.58**	**1,657.85**	**2,304.56**	**3,009.90**
3. CAPITAL EMPLOYED					
a Fibre & Pulp			1,884.72	1,488.95	1,681.93
b Cement			6,573.45	4,694.90	5,459.27
c Sponge Iron			593.02	432.45	458.84
d Chemicals			342.77	304.84	332.14
e Textiles			19.04	23.93	23.16
TOTAL			9,413.00	6,945.07	7,955.34
g Unallocated Corporate Capital Employed			4,138.60	4,189.10	3,994.11
TOTAL CAPITAL EMPLOYED			**13,551.60**	**11,134.17**	**11,949.45**

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Wood Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn (Refer note 7(a) and (b) below)
Others	- Mainly Telecom (in consolidated results)

3 No investor complaint was pending at the beginning of the quarter. During the quarter, four complaints were received, which have been attended by the company and no complaints were pending at the end of the quarter.

4 The matter of implementation of the Scheme of Arrangement u/s 391 to 394 of the Companies Act, 1956 to transfer Company's sponge iron business to it's subsidiary Vikram Sponge Iron Ltd. is progressing. The equity shareholders, secured creditors (including debenture holders) and the unsecured creditors of the company have approved the Scheme unanimously at their respective court convened meetings held on 13th October, 2008. Company Petitions have been filed by both the Companies in the Hon'ble High Court of Madhya Pradesh, Indore Bench for seeking its approval for the Scheme.

5 During the Quarter, the Company has started commercial production of clinker from expansion line at Aditya Cement, Shambhupura, of cement from grinding unit at Dadri and power from Thermal Power Plants at Grasim Cement, Raipur and Vikram Cement, Khor.

6 The company has revised estimated useful life of some of the assets, on account of which depreciation is higher by Rs 5.06 Crs for three months ended 31st December, 2008 and by Rs. 17.72 Crs for nine months ended 31st December, 2008.

7 (a) The standalone financial results of the company for three/ nine months ended 31st December, 2008 do not include the financial results of the erstwhile textile units at Bhiwani, as the same have been transferred to Grasim Bhiwani Textiles Ltd. (GBTL), a subsidiary of the company, w.e.f. 1st October, 2007. The impact of the same is not material on the company's standalone financial results for nine months ended 31st December, 2008.

(b) The financial results of GBTL for three/ nine months ended 31st December 2008 are included in the consolidated financial results of the Company for the said period of three months/ nine months.

8 The consolidated financial results of the company for three/ nine months ended 31st December, 2008 do not include the financial results of Shree Digvijay Cement Company Ltd. (SDCCL), as it ceased to be a subsidiary of the company w.e.f. 25th March, 2008. The net profit (after minority share) of SDCCL included in the company's consolidated net profit for the three and nine months ended 31st December, 2007 were Rs. 5.25 Crs and Rs.14.15 Crs respectively.

9 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

10 The above Unaudited results for the quarter ended 31st December, 2008 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 31st January, 2009. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 31st January, 2009

D. D. Rathi
Whole-time Director

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

Tel. : 2265 4239, 2265 4313, 4018 6333
Fax : (91-22) 2265 4256
E-mail : gpkco@yahoo.com

Hamam House,
Ambalal Doshi Marg,
(Hamam Street),
Mumbai - 400 001.

AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF
GRASIM INDUSTRIES LIMITED.

ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

1. We have reviewed the accompanying statement of unaudited standalone and consolidated financial results of **GRASIM INDUSTRIES LIMITED** ('the company') for the nine months period ended 31st December 2008. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the respective branch auditors of the Company, are incorporated.

2. In the consolidated results, the unaudited financial results of subsidiary companies viz. UltraTech Cement Limited, Dakshin Cement Limited, Harish Cement Limited, Grasim Bhiwani Textiles Limited, Vikram Sponge Iron Limited and Joint venture company Idea Cellular Limited, which have been subjected to limited review by their respective statutory auditors, and the unaudited financial results of other subsidiary companies, joint ventures and an associate company as certified by their respective managements are incorporated. This statement is responsibility of the company's Management and has been approved by the Board of Directors.

3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2400, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review of Interim Financial information consists principally of applying analytical review procedures of financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review conducted as stated in paragraph 3 above, nothing has come to our notice that causes us to believe that the accompanying statements of unaudited financial results prepared in accordance with the Accounting Standards referred in Section 211 (3C) of the Companies Act, 1956 and other recognized practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

5. Further, we report that we have traced the number of shares, the percentage of shareholding in respect of the aggregate amount of public shareholdings in terms of Clause 35 of Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be in conformity with it.

For G.P. Kapadia & Co.
Chartered Accountants

Atul B. Desai
(Partner)
(Membership No.30850)

G. P. KAPADIA & CO. MUMBAI CHARTERED ACCOUNTANTS

Place: Mumbai.
Date: 31st January 2009.

Press Release Mumbai, January 31, 2009

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
PERFORMANCE FOR Q3FY2009

Consolidated Net Revenue	**Rs.4,632 Crs.**
Consolidated Net Profit	**Rs.460 Crs.**

Consolidated Financial Performance:

Rs. Crores

	Q3 FY09	Q3 FY08	9M FY09	9M FY08
Net Revenue	4,632	4,350	13,578	12,376
Profit before Taxes	749	1,253	2,576	3,458
Profit after Taxes	565	854	1,920	2,358
Minority Share	106	131	303	345
Net Profit	460	721	1,618	2,011
EPS (Rs.)	50	79	176	219
Cash Profit	880	1,061	2,824	2,948

Grasim, an Aditya Birla Group Company, today announced its results for the 3rd quarter ended 31st December, 2008. Its Consolidated Revenues were higher by 6% at Rs.4,632 crores (Rs.4,350 crores). Net Profit was lower at Rs.460 crores (Rs.721 crores) due to the weak performance by its Viscose Staple Fibre (VSF) business and higher input and energy costs. The performance is to be viewed in the backdrop of the unprecedented global economic downturn which has adversely impacted Company's key businesses.

During the 9-months ended 31st December, 2008, Grasim's Consolidated Revenues rose by 10% at Rs.13,578 crores (Rs.12,376 crores). Net Profit for the period was Rs.1,618 crores (Rs.2,011 crores). The Company earned a Cash Profit of Rs.2,824 crores, vis-à-vis Rs.2,948 crores in the corresponding period. Given the current economic environment and its impact on Company's key businesses, the overall performance is considered satisfactory.

Stand-alone Financial Performance:

Rs. Crores

	Q3 FY09	Q3 FY08	9M FY09	9M FY08
Net Revenue	2,690	2,615	8,009	7,561
Profit before Taxes	416	815	1,658	2,309
Net Profit	330	554	1,263	1,565
EPS (Rs.)	36	60	138	171
Cash Profit	495	662	1,744	1,899

On a stand-alone basis, Grasim's Revenues for the quarter stood at Rs.2,690 crores (Rs.2,615 crores). Interest cost rose by 90% as a result of commissioning of new projects and increased borrowings. Depreciation too was higher by 38% due to commissioning of new projects. These, coupled with the constrained VSF business performance and general slowdown in economy, impacted the Net Profit which stood at Rs.330 crores (Rs.554 crores). For the nine-months period, the Company earned a Net Profit of Rs.1,263 crores (Rs.1,565 crores) and Cash Profit of Rs.1,744 crores (Rs.1,899 crores).

Highlights of Grasim's operations:

		Q3FY09	Q3FY08	% Change
Production -				
Viscose Staple Fibre	M.T.	51,777	70,839	-27%
Cement	Mn. MT	4.00	3.69	9%
White Cement	M.T.	112,413	105,123	7%
Sponge Iron	M.T.	112,062	142,701	-21%
Caustic Soda	M.T.	52,176	50,452	3%
Sales Volumes -				
Viscose Staple Fibre	M.T.	53,758	68,552	-22%
Cement	Mn. MT	4.05	3.76	7%
White Cement	M.T.	109,972	103,879	6%
Sponge Iron	M.T.	115,410	135,205	-15%
Caustic Soda	M.T.	54,688	49,978	9%

Viscose Staple Fibre (VSF) Business

The performance of VSF business was adversely affected due to depressed consumer demand for textile globally. Sales volumes were lower by 22%. The Company scaled down its production considerably in view of the impaired sales. Operating profits and margins dipped, also due to lower realization, higher pulp and sulphur cost and the weakening of rupee.

The demand for VSF is expected to remain muted un til such time the textile consumption both in the domestic and western markets shows some signs of recovery. Margins are expected to remain under pressure, despite lower input costs, on account of further reduction in realization. The Company has reduced the prices of VSF further with effect from January 2009 to prevent its substitution by competing fibres and imports.

The performance of VSF business is in line with global scenario.

Chemical Plant

In Caustic soda, production grew by 3%, while volumes rose by 9%. Higher caustic prices were negated by the abnormally low chlorine and HCL prices, which were down by almost 90% and 70% respectively over the corresponding quarter. Margins were depressed due to a steep increase in salt and power costs. The lower demand from fibre segment is likely to affect the caustic volumes.

Cement Business

Production of Cement was higher by 9% at 4 million tons. Volumes at 4.05 million tons registered an increase of 7%, aided by new capacity and sectoral growth. RMC volumes too were up by 18%. Though realizations improved, the impact was more than offset by the soaring input costs, thereby affecting margins adversely.

Cement Subsidiary: UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, reported a lower Net Profit at Rs.257 crores (Rs.261 crores). Variable costs escalated due to a sharp increase in prices of coal and raw materials. The combined sales of cement and clinker reflected a growth of 7%.

Cement Capex plan

Grasim and UltraTech commissioned their clinkerisation units at Shambhupura (Rajasthan) and Tadpatri (A.P.) respectively, during the year. The split grinding units of Grasim at Dadri (U.P.) and that of UltraTech at Ginigera (Karnataka) of 1.3 million tons each also became operational during the year. Additionally, thermal power plants of 73 MW and 96 MW were commissioned by Grasim and UltraTech respectively.

The grinding unit of Grasim at Shambhupura and that of UltraTech at Tadpatri (A.P.) are expected to be operational in Q4FY09. At Kotputli (Rajasthan), the clinkerisation unit is expected to be commissioned in Q4FY09, while the grinding unit is expected to go on stream by Q1FY10.

The real estate sector continues to be plagued by inadequate demand and poor availability of funds. The slowdown in construction activities and corporate capital investments would lead to slackening of demand for cement. The sector is now expected to grow in line with GDP. The price of cement and consequently, operating margins, may witness pressure in FY 10 and FY 11 owing to the commissioning of large capacities in a phased manner over the next two years.

Commissioning and stabilization of new capacities in Grasim and UltraTech should spur growth in volumes. Going forward, the Company will continue to focus on sustaining plant performance and optimising efficiencies.

Outlook

The Company will continue to fortify its leadership position in the Cement and VSF sectors. With substantial increase in capacities, improved cost optimization, higher productivity and strong fundamentals, the prospects for the Company appear positive.

-o-O-o-

END